SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at February 15, 2007

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 15, 2007

* Print the name and title of the signing officer under his signature

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    Ste. 1020 - 800 West Pender Street
Vancouver , BC
V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.continentalminerals.com

CONTINENTAL AND JINCHUAN SIGN FRAMEWORK AGREEMENT
FOR EQUITY FINANCING, CAPITAL FINANCING, CONCENTRATE OFF-TAKE
AND OTHER MINE BUILDING SUPPORT

February 15, 2007, Vancouver, BC - Continental Minerals Corporation ("Continental" or the "Company") (TSX Venture: KMK; OTCBB: KMKCF) is pleased to announce that it has entered into a framework agreement (the "Agreement") with Jinchuan Group Ltd. ("Jinchuan") for equity financing, capital financing, concentrate off-take and other mine building support for Continental's Xietongmen copper project (the "Project").

Pursuant to the Agreement, Jinchuan has agreed, among other things, to purchase 10,000,000 units (the "Units") of the Company, at a price of C$1.80 per Unit, for gross proceeds to Continental of C$18,000,000. Each Unit will consist of one common share in the capital of Continental and one common share purchase warrant (a "Warrant"). Each Warrant is exercisable for 0.8 of a common share in the capital of Continental for a period of nine months from the Closing at the following prices: at C$2.25 per share for a period of six months, and at C$2.75 per share for an additional three months thereafter.

Jinchuan has also agreed to provide other key support to the Xietongmen Project, including assistance in arranging for 60% of the required capital financing for the development of a mine in the form of debt; contributing 30% of required capital financing for the Project in the form of either debt or equity; and providing other support to the Project including assistance with design engineering, training, maintenance and other technical aspects, as well as sales of mineral products. The parties have also settled the principal terms of a concentrate off-take arrangement in connection with the Project to be incorporated into the formal agreements in due course.

The financing and related transactions are subject to customary conditions, including the completion of definitive agreements, satisfactory due diligence reviews by the parties and receipt of all necessary approvals from the relevant departments of the Chinese government, the TSX Venture Exchange and other applicable regulatory authorities. The securities issued pursuant to the offering will be subject to a four month hold period in accordance with applicable Canadian securities laws.

The proceeds of the current financing shall principally be used for further exploration and development of the Xietongmen Project in China and for general corporate purposes.

Jinchuan is a leading Chinese corporation engaged in engineering, manufacturing, construction, mining, processing and smelting of nickel, copper and other metals. This strategic partnership with Jinchuan will strengthen the Continental team that is focused on the development of the Xietongmen project.

Continental is currently conducting a Feasibility Study and an Environmental/Social Impact Assessment of the Project. Successful programs in 2005 and 2006, outlined significant mineral resources at Xietongmen as well as advancing engineering and socioeconomic studies of the deposit. Measured and indicated resources of 219.8 million tonnes grading 0.43% copper, 0.61 g/t gold and 3.87 g/t silver (0.78% copper-equivalent) [1] at a 0.15% copper cut-off were recently announced for the deposit (see Continental's January 24, 2007 news release). In addition, drilling in 2006 led to a new discovery called Newtongmen. The 2007 program, scheduled to begin in the second quarter, is designed to delineate Newtongmen and explore other prospective targets.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

For additional details, please visit the Company's website at www.continentalminerals.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors
Gerald Panneton
President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the company expect are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty and political and economic instability, changes in government policies regarding mining and natural resource exploration and exploitation continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured and Indicated Resources

This news release also uses the terms "measured resources" and "indicated resources". Continental Minerals Corporation advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

[1] The estimate was prepared by Continental staff and audited Aker Kvaerner Engineering.
Copper and gold equivalent calculations use metal prices of US$1.25/lb for copper and US$450/oz for gold. Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.046)